

October 24, 2014

Via E-mail
Ms. Elaine L. Guidroz
Secretary/General Counsel
Full House Resorts, Inc.
777 Rising Star Drive
Rising Sun, Indiana 47040

> **Re:** **Full House Resorts, Inc.**
> **Definitive soliciting material pursuant to Rule 14a-12**
> **Filed October 23, 2014**
> **File No. 001-32583**

Dear Ms. Guidroz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1

1.   We note disclosure stating that the company does not believe that granting the stockholder group effective control of the board of directors without the payment of a control premium will maximize stockholder value. Please qualify any such statement in the future by noting that control premiums are not commonly associated with exercising a right to nominate directors, but rather are referred to in connection with purchases of a controlling interest in the capital stock of a company. Please note that we do not believe it would be appropriate to instead refer to any impact on the potential to receive a control premium in future transactions, given that new directors should not be presumed to act inconsistently with their fiduciary duties.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Steven B. Stokdyk, Esq.
        Latham & Watkins LLP